SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          CACHESTREAM CORPORATION
                               (Name of Issuer)


                                COMMON STOCK
                       (Title of Class of Securities)


                                     N/A
                               (CUSIP Number)

                            Nadeau & Simmons, P.C.
                               56 Pine Street
                             Providence, RI  02903
                                (401) 272-5800

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               July 18, 2001
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A                    13D


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Q6 GROUP, LLC

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |   |
                                                                  (b) |   |


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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     SC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

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                       7    SOLE VOTING POWER

NUMBER OF                   3,110,699 (See Item 5 for further information)

SHARES
                       -----------------------------------------------------
                       8    SHARED VOTING POWER
BENEFICIALLY
                            0
OWNED BY
                       -----------------------------------------------------
                       9    SOLE DISPOSITIVE POWER

EACH                        3,110,699 (See Item 5 for further information)
REPORTING
PERSON WITH

                       -------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
   92,033 Shares owned Q6 Group, LLC.
3,018,666 (Owned by Q6 Technologies, Inc., which is controlled by Q6 Group,
LLC,

    *It should be noted that both Q6 Group, LLC and Q6 Technologies, Inc. are controlled by John J. Cusick, who has filed Schedule 13D accordingly.

TOTAL: 3,110,699
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*
                                                                      |  |

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Q6 GROUP, LLC             20.9%%
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14   TYPE OF REPORTING PERSON*

     OO (The reporting person is a limited liability company)
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

This Statement relates to the Common Stock of CacheStream Corporation, a Colorado corporation (the "Company" or "Issuer"), which has its principal corporate offices at 3500 Parkway Lane NW, Suite 280 Norcross, GA 30092


ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Statement is being filed by Q6 Group, LLC (the "Shareholder").

     (b) The business address of the Shareholder is 41 University Drive, Suite 400, Newton, PA 18940

     (c) Not applicable

The following is a statement of the Shareholder's number of shares and percentage of ownership of CacheStream Corporation common stock:

Beneficial Ownership.

  Q6 Group, LLC                     3,110,699          20.9%
  41 University Drive, Suite 400
  Newton, PA 18940

     (d) During the last five years, the Shareholder has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Shareholder has not been a party to any judicial or administrative proceeding.

     (f) The Shareholder is a limited liability company organized in the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS

The Shareholder holds the securities described herein as a result of an issuance of Registrant's common stock pursuant to the Plan and Agreement of Merger, attached as Exhibit 2.10 of the Registrant's Form 8-K filed with the Securities and Exchange Commission ("SEC") on _________________ and incorporated herein by reference.


ITEM 4.  PURPOSE OF TRANSACTION

The Shareholder holds the Common Stock as affiliate the Registrant.

     (a) The Shareholder may acquire more shares of Common Stock or dispose of Common Stock as business and market conditions dictate.

     (b) The Shareholder does not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries.

     (c) The Shareholder does not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

     (d) The Shareholder does not have any plans or proposals that relate to or would result in any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing open vacancies on the board.

     (e) The Shareholder does not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Company.

     (f) The Shareholder does not have any plans or proposals that relate to or would result in any other material change in the Company's business or corporate structure.

     (g) The Shareholder does not have any plans or proposals that relate to or would result in changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person.

     (h) The Shareholder does not have any plans or proposals that relate to or would result in causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) The Shareholder does not have any plans or proposals that relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

     (j) The Shareholder does not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Shareholder directly beneficially owns 92,033 shares of Common Stock, representing 0.6% of the total issued and outstanding shares of Common Stock. The Shareholder has the sole power to direct the vote of these shares and sole power to direct the disposition of such shares.

The Shareholder also indirectly beneficially owns 3,018,666 shares of Common Stock, meaning that, combined, the Shareholder beneficially owns 3,110,699 shares of Common Stock, representing 20.9% of the total issued and outstanding shares of Common Stock. Through its control of Q6 Technologies, Inc.
has sole power to direct the vote of these shares and sole power to direct the disposition of such shares.

     (a) Number of Shares and Percentage of Common Stock Owned as of the date of this filing:

  Q6 Group, LLC                   92,033          0.6%
  41 University Drive, Suite 400
  Newton, PA 18940

     (b) The Shareholder has the sole power to vote and to dispose of the shares described herein.

     (c) Not applicable.

     (d) The Shareholder knows of no person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

     (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS OR UNDERTAKINGS WITH RESPECT TO
         SECURITIES OF THE ISSUER

The Shareholder, through his control of Q6 Group, LLC and Q6 Technologies, Inc., controls 3,110,699 shares of Common Stock of the Company, representing 20.9% percent of the total issued and outstanding shares of Common Stock of the Company. The Shareholder, through his control of the entities described above, has the authority to vote or direct the vote of the Shareholder's shares of Common Stock of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   July 31, 2001


         /s/ Nadeau & Simmons, P.C.

         NADEAU & SIMMONS, P.C.,
         Filing Agent for

         /s/ Q6 Group, LLC

         Q6 GROUP, LLC